UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-25294

Riviana Foods Inc. Savings Plan

Post Office Box 2636
Houston, Texas 77252

Report of Independent Registered Public Accounting Firm

The Riviana Foods Inc. Employee Benefits Committee
Riviana Foods Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

May 11, 2004

RIVIANA FOODS INC. SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments at fair value	$39,588,501	$33,686,483
Receivables:
Employer contributions	4,809	—
Employee contributions	11,230	—
Dividend receivable	3,740	—
Interest	1,267	1,208
Due from broker for securities sold	11,630	196

Total receivables	32,676	1,404

Total assets	39,621,177	33,687,887
Liabilities:
Administrative expense payable	84	—
Due to broker for securities purchased	10,605	116

Net assets available for plan benefits	$39,610,488	$33,687,771

See accompanying notes to financial statements.

RIVIANA FOODS INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2003

Contributions:
Employer	$757,691
Employee	1,985,125
Rollovers	408,915

Total contributions	3,151,731

Investment income (loss):
Interest and dividends	1,113,538
Net appreciation in fair value of common stock	4,672
Net depreciation in fair value of common collective trust funds	(2)
Net appreciation in fair value of mutual funds	4,067,211

Net investment income	5,185,419

Total additions	8,337,150
Benefit payments and withdrawals	(2,402,023)
Administrative expenses	(12,410)

Net increase	5,922,717
Net assets available for plan benefits:
Beginning of year	33,687,771

End of year	$39,610,488

See accompanying notes to financial statements.

RIVIANA FOODS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Riviana Foods Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan for the exclusive benefit of the participating employees of Riviana Foods Inc. (the Company or the Employer) and their beneficiaries. The Plan is administered by the Employee Benefits Committee (the Committee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

Merrill Lynch Trust Company, FSB (Merrill Lynch) is the trustee of the Plan.

(c)	Eligibility

Employees become eligible to participate in the Plan on the first day of the month following completion of six months of service during which they completed 500 or more hours of service.

In February 2003, the Company purchased the Rice Specialties business of ACH Food Companies, Inc. a unit of AC Humco. The acquired employees have the option of rolling their balances from their predecessor plan into the Plan. In addition, the Plan was amended effective February 10, 2003 to credit the AC Humco employees with service with the predecessor employer for purposes of eligibility and vesting.

(d)	Contributions

The Plan, under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), permits employees to make pre-tax contributions to the Plan. Effective January 1, 2003 on a pre-tax basis, participants may contribute, by payroll deduction, 1% to 50% of their pay, as defined in the Plan document. In addition, the Employer contributes an amount equal to 55% of employee pre-tax contributions up to 6% of their pay. On an after-tax basis, participants may contribute, by payroll deduction, 1% to 50% of their pay. Total employee contributions on a pre-tax and after-tax basis may not exceed 50% of an employee’s pay. The Employer contributes an amount equal to 55% of employee after-tax contributions up to 6% of their pay. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the Code ($2,000 per participant in 2003). The Company does not match the employees catch up contribution.

In addition, participants may contribute amounts representing rollovers from other qualified plans.

To be eligible for Employer matching on pre-tax contributions, participants must contribute on a pre-tax basis during the pay period and must not have taken a hardship withdrawal during that time. To be eligible for Employer matching on after-tax contributions, participants must contribute on an after-tax basis during the pay period and must not have taken an after-tax savings withdrawal during that time. As specified by the Plan, total Employer matching, on either a pre-tax or after-tax basis,

RIVIANA FOODS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

cannot exceed the matching on a total of 6% of each participant’s pay. Matching contributions on pre-tax contributions will be matched first.

(e)	Vesting

Participants are fully vested in their contributions and any Employer contributions applied to their accounts as well as any earnings thereon.

(f)	Investment Options

At December 31, 2003, the Plan provides for contributions to be invested among eight investment options which include one common/collective trust fund, six mutual funds, seven global managed funds, and the Company’s common stock in accordance with participant investment elections. Effective June 2, 2003, the Oppenheimer Global Growth and Income Fund changed its name to the Oppenheimer Global Opportunities Fund.

(g)	Voting Rights

Each participant invested in the Company’s common stock is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account and is notified by Merrill Lynch prior to the time that such rights are to be exercised. Merrill Lynch is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct Merrill Lynch with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the Company.

(h)	Loans

Participants may have two loans outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant’s total vested account balance in the Plan. The interest rate on loans is based on bank prime lending rates at the time of the loan plus 1%.

Effective January 1, 2003, the loan policy for the Plan was amended to change the minimum loan amount from $300 to $600.

(i)	Participant Accounts

Each participant’s account is credited with the participant’s and Employer’s contribution and an allocation of Plan earnings or losses, net of loan administration fees, as applicable. Plan earnings or losses are allocated daily to participants in the proportion of their balances to the total fund balance.

(j)	Benefit Payments and Withdrawals

Upon termination, retirement, death, or permanent disability, participants may elect to receive either a lump-sum amount equal to the value of their vested account, net of any outstanding loans, or periodic payments over a period not to exceed their life expectancy. Participants may elect to receive the portion of their distribution attributable to Company’s common stock in the form of whole shares of Company common stock and cash in lieu of fractional shares. Upon termination, if a participant’s

RIVIANA FOODS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

vested balance is below $5,000, the benefit shall be paid as a single lump sum. An active participant may receive after-tax withdrawals in an amount not less than $100 no more than once within a 12-month period. A participant under age 59 1/2 may withdraw employer matching contributions only after withdrawing after-tax contributions first and only those contributions that have been deposited for at least 24 months. The maximum number of employer matching contribution withdrawals permitted is one in any 12-month period in an amount not less than $100. A participant over age 59 1/2 may make withdrawals from all contribution sources in an amount not less than $100 no more than once in any 12-month period. The Plan also allows for hardship withdrawals if certain Plan provisions are met.

(k)	Expenses

Plan expenses are paid either by the Company or by the Plan. For the year ended December 31, 2003, the Company paid for all Plan expenses except for special mailing requests made by the participant and loan administration fees. Effective January 1, 2003, loan administration fees were charged to the participant’s account electing the loan.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation and Gains (Losses) on Investments

Investments are reported at fair market value. The Company’s common stock and investments in mutual funds are valued based upon quoted market prices. The common/collective trust funds are valued by the issuer based upon the market price of the underlying investments. Participant loans are valued at cost, which approximates fair value. The Merrill Lynch Retirement Preservation Trust (Preservation Trust) is fully benefit-responsive and invests primarily in guaranteed investment contracts (GICs), synthetic GICs, and U.S. government securities, which are recorded at contract value which approximates fair value. The average yield of Preservation Trust was 4.72% for the year ended December 31, 2003. Security transactions are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation (depreciation) in fair value of common stock, common collective trust funds and mutual funds in the statement of changes in net assets available for plan benefits.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

RIVIANA FOODS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
Merrill Lynch S&P 500 Index Fund	$13,757,955	$10,526,001
Merrill Lynch Retirement Preservation Trust	12,672,272	11,811,094
One Group Bond Fund	5,624,168	5,330,520
Participant loans	2,088,313	1,948,873

(4)	Federal Income Tax

The Plan obtained its latest determination letter on May 9, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of December 31, 2003 and 2002.

In May 2003, the Company filed a determination letter application with the Internal Revenue Service.

(5)	Risk and Uncertainties

The Plan provides for various investments in the Company’s common stock, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all accounts will become payable in full.

(7)	Related-Party Transactions

Certain Plan investments are managed by Merrill Lynch or one of its subsidiaries. The Plan also invests in shares of Riviana Foods Inc. common stock. Merrill Lynch is the trustee of the Plan, and Riviana Foods Inc. is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

RIVIANA FOODS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

	2003	2002
Net assets available for Plan benefits per the financial statements	$39,610,488	$33,687,771
Less amounts pending distribution to withdrawing participants	(12,778)	—

Net assets available for Plan benefits per the Form 5500	$39,597,710	$33,687,771

The following is a reconciliation of benefit payments and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2003:

2003
Benefit payments and withdrawals per the financial statements	$2,402,023
Add amounts pending distribution to withdrawing participants at December 31, 2003	12,778
Less amounts pending distribution to withdrawing participants at December 31, 2002	—

Benefit payments and withdrawals per the Form 5500	$2,414,801

Amounts pending distribution to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to year-end but not yet paid as of that date.

RIVIANA FOODS INC. SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

		Current
Identity of issue	Description of investment	value
Merrill Lynch Trust Company, FSB*	Merrill Lynch S&P 500 Index Fund	$13,757,955
Merrill Lynch Trust Company, FSB*	Merrill Lynch Retirement Preservation Trust	12,672,272
One Group Services Company	One Group Bond Fund	5,624,168
Van Kampen Investments	Van Kampen Comstock Fund	1,858,421
Oppenheimer Funds, Inc.	Oppenheimer Capital Appreciation Fund	1,677,705
Oppenheimer Funds, Inc.	Oppenheimer Global Opportunities Fund	908,980
Merrill Lynch Trust Company, FSB*	Merrill Lynch Small Cap Value Fund, Inc.	578,629
Riviana Foods Inc.*	Common Stock	405,135
Merrill Lynch Trust Company, FSB*	Cash, interest-bearing	12,624
Merrill Lynch Trust Company, FSB*	Merrill Lynch Retirement Reserves Money Fund	4,299
Participant loans*	Interest rates range from 5.0% to 10.5%	2,088,313

	Total assets (held at end of year)	$39,588,501

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 11, 2004	Riviana Foods Inc. Savings Plan

	BY:	/s/ G. MICHAEL CLARK

G. Michael Clark Vice President HR and Plan Administrator

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm